



No Acts
PE



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 16, 2011

Alan L. Dye
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-16-11

Re: Vail Resorts, Inc.
Incoming letter dated July 29, 2011

Dear Mr. Dye:

This is in response to your letters dated July 29, 2011 and August 25, 2011 concerning the shareholder proposal submitted to Vail by Jeffrey L. Doppelt. We also have received letters on the proponent's behalf dated August 13, 2011 and September 1, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Andrew T. Cupit
203 West Somerdale Road
Voorhees, NJ 08043

September 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vail Resorts, Inc.
Incoming letter dated July 29, 2011

The proposal would amend the bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition, and to take all actions necessary to implement such vote."

There appears to be some basis for your view that Vail may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Vail to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Vail omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Vail relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in
Maryland, New Jersey,
New York, Pennsylvania
and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

September 1, 2011

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

We are in receipt of Vail Resort's reply to this office's response to their request for exclusion of the above-referenced shareholder's proposal. Vail's counsel manufactures the issue of a purported violation of law gleaned from their reading of Mr. Doppelt's proposal. However, this issue is misplaced. Despite Vail's need for clarification which this office set forth in our prior letter in connection with the above matter, it should be noted that no one, including Mr. Doppelt, would submit a proposal that would force a corporation to violate long standing and well-settled rules and laws relating to the declaration of distributions out of corporate surplus. To do so, simply makes no sense where the proposal would be subject to exclusion. Vail's arguments to the contrary seek to make an issue for exclusion that simply does not exist. Taking the proposal as one seeking to make distributions a priority, within the bounds of the law, makes the proposal more of an advisory vote than a requirement. Where the proposal, as clarified specifically for Vail, makes distributions a priority, it would obviously have to do so out of surplus and therefore only affect discretionary spending. Further, Vail's creation of issue for exclusion is misplaced as the Board of Directors can merely reclassify debt repayment as obligatory to maintain management control. Thus, there is no violation or prospective violation of state law that would be implicated by the submission and adoption of the proposal.

Again, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Vail Resorts, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Cc: Hogan Lovells



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

August 25, 2011

By Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Vail Resorts, Inc. – Shareholder Proposal Submitted by Jeffrey Doppelt

Ladies and Gentlemen:

We are writing in response to the Proponent's letter to the staff dated August 13, 2011, in which the Proponent expresses disagreement with our view that Vail Resorts, Inc. (the "Company") may exclude the Proponent's proposal (the "Proposal") from its 2011 proxy materials.

While we believe the Proponent's arguments are completely without merit and generally do not warrant a response, we are writing to address briefly three of the Proponent's arguments.

Cedar Fair

The Proponent notes that a proposal similar to the Proposal was submitted to the unitholders of Cedar Fair, LP, a publicly traded limited partnership, and observes that, in Cedar Fair's case, "the Commission was seemingly more concerned with the implementation of the proposal rather than its exclusion." The Proponent fails to mention, however, that the unitholders who submitted the Cedar Fair proposal engaged in a direct solicitation of proxies under Regulation 14A, and did not seek to include the proposal in Cedar Fair's proxy statement under Rule 14a-8. Accordingly, neither Cedar Fair nor the staff evaluated the excludability of the proposal under Rule 14a-8.

Moreover, Cedar Fair is a Delaware limited partnership and therefore is governed by the Delaware Limited Partnership Act, which is a different statutory regime from the Delaware General Corporation Law ("DGCL"), which governs the Company. Among other differences, the Delaware Limited Partnership Act contains no corollary to Section 141(a) of the DGCL, which is one of the provisions of Delaware law that would be violated if the Company were to implement the Proposal.

For both of these reasons, the Cedar Fair proposal is irrelevant to the Company's bases for excluding the Proposal from its proxy materials.

Violation of Delaware Law

The Proponent argues that implementation of the Proposal would not violate the DGCL's requirement that distributions be made only from "surplus" because the Proposal should be read to accord priority to distributions only "in the case of discretionary spending from surplus." In effect, rather than acknowledge that the Proposal would require the Company to violate Delaware law, the Proponent asks the staff (and presumably the Company and its stockholders) to assume that the Proposal would require the Company to give priority to distributions only if distributions would not violate Delaware law or the Company's contractual obligations.

Nowhere does the Proposal contain any such limitation. Rather, the Proposal would unconditionally require that the Company make distributions before debt repayments, even where the Company had inadequate surplus or, by making a distribution, rendered itself unable to repay its debts. Accordingly, the Proponent's argument is unsupported by the express language of the Proposal.

Moreover, even if the Proposal were worded as the Proponent now seeks to recast it, the Proposal's requirement that distributions be given priority over debt repayments and asset acquisitions would interfere with the duty and authority of the Company's board of directors to manage the Company's business and affairs and therefore would cause the Company to violate Section 141(a) of the DGCL. Accordingly, the Proposal still would be excludable on the ground that it would cause the Company to violate Delaware law.

To the extent that the Proponent is seeking to recast the Proposal as applicable only to "discretionary" debt, the Proponent is effectively seeking to revise the Proposal in an effort to cure a fatal defect. The staff stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that a proponent may not revise a proposal to avoid its exclusion unless the revisions "are minor in nature and do not alter the substance of the proposal." The Proponent's attempted revision fails to meet this standard.

Ordinary Business

The Proponent argues that the Proposal does not relate to the ordinary business operations of the Company and therefore may not be excluded on that ground. However, the Company has never contended that the Proposal is excludable as relating to ordinary business operations, under Rule 14a-8(i)(7) or otherwise.

If the Proponent's discussion of ordinary business is intended to counter the Company's position that the Proposal is not a proper subject for shareholder action, we disagree, for the reasons set forth in our original letter. The Proponent now asserts that the Proposal really is not intended to require that distributions be given priority over *all* debt repayments, but only discretionary debt repayments that can be made without violating Delaware law. As discussed in the preceding section, that is not what the Proposal says. Moreover, even if the Proposal were so recast, the Proposal still would cause the Company to violate Section 141(a) of the DGCL and therefore is not a proper subject for shareholder action under Delaware law.

* * *

The Proponent's remaining arguments are similarly based on his interpretation of the Proposal in ways that have no foundation in the language of the Proposal itself. For the reasons set forth above and in our original submission, we continue to believe that the Proposal is excludable under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(13).

Sincerely,

Alan L. Dye

cc: Fiona Arnold, Vail Resorts
C. Scott Salmon, Vail Resorts
Adam Averbach, Vail Resorts
Jeffrey Doppelt
Andrew Cupit, Law Offices of Andrew Cupit

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

August 13, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

We are in receipt of Vail Resort's request for exclusion of the above-referenced shareholder's proposal and oppose such request for the following reasons:

At the outset, it should be noted that the burden is on Vail to properly set forth a basis for exclusion of a proposal. "The burden is on [the company], however, to show that Plaintiff's proposal is properly excludable." Hall v. Tyco International Ltd., 223 F.R.D. 219 (2004) *citing* Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 892 (S.D.N.Y. 1993). Vail has failed to carry its burden to exclude Mr. Doppelt's proposal.

It should be further noted that contained within the proposal is a vote of the shareholders to advise and determine the proper use of corporate surplus. Moreover, when Cedar Fair, LP (FUN), a publicly traded business entity with a similar business model of operating seasonal entertainment venues faced a nearly identical proposal from a group of investors known as "Q Funding," the Commission was seemingly more concerned with the implementation of the proposal rather than its exclusion. Further, following the implementation of the Cedar Fair proposal, which in effect gave significant voice to the equity holders, shares of Cedar Fair increased in value a startling 60% in six (6) months. Additionally, in part as a result of Cedar Fair's adoption and implementation of the proposal, they restructured their senior secured debt realizing an astounding annualized cash interest savings of approximately $18 million.

The Proposal does not Violate State Law

Vail suggests that the proposal as written would cause them to violate the laws of the state of their incorporation, Delaware. To that end they enlist the assistance of a Delaware attorneys' office to render an opinion on the proposal stating that it would cause the company to violate state law by subordinating debt repayment to equity distributions, or result the company breaching its contractual obligations. Yet, the argument ignores the fact that distributions can only be made under state law out of surplus. Section 154 of Title 8 of the Delaware Code, a copy of which is annexed hereto for reference indicates that corporate surplus is the excess of the net assets of the corporation over the amount so determined to be capital. Net assets are thereafter defined in the next clause of the same code section as the amount by which total assets exceed total liabilities.

It is submitted that debt repayment or contractual stock repurchases constitutes a liability of the corporation. Thus, it is not discretionary but an obligation of the company, which must be addressed before surplus can be determined and distributions made. In essence, the proposal as submitted would not cause the company to violate any laws or be in breach of its contractual obligations as the only time the priority would be considered is in the case of discretionary spending from surplus. As corporate debts and other obligations are non-discretionary, they would be liabilities of the company that would be considered prior to the board determining the existence of a corporate surplus. However, discretionary spending would be subject to a priority to return surplus earnings to the shareholders first, if possible. Spending such as asset acquisitions and voluntary pre-payment of debt or other obligations could be considered discretionary and subject to a priority in favor of distributions.

Accordingly, the proposal, if implemented, would not cause Vail to violate any state law or contractual obligation then and there existing. Vail's arguments to the contrary are without merit and should not result in the exclusion of the proposal.

The Proposal does not Relate to a Specific Amount of Dividends

Vail seeks exclusion of Mr. Doppelt's proposal, on the basis that it relates to a specific amount of dividends. However, nowhere in the proposal itself does Mr. Doppelt take the position that Vail is required to declare and distribute a specific amount in dividends out of corporate surplus. In fact, the request for no action letter filed by Vail's counsel specifically states at the bottom of page 9 that, "we believe the Proposal relates to a specific amount of dividends." Vail offers no proof of what this specific amount of dividends may be other than its counsel's unfounded belief. Vail also admits that the "Proposal does not specify a dollar amount," but yet, equates it to a proposal submitted to IBM where the proposal itself set forth a formula for determination of the dividend to be distributed. Nevertheless, there is no similarity in the two (2) proposals and Mr. Doppelt's current proposal, without setting forth a dollar figure or formula can be reasonably construed as a precatory vote. Vail makes an unfortunate and unsubstantiated leap of faith in making the comparison in proposals where there are no or few similarities and mischaracterizes Mr. Doppelt's proposal. As such, Vail's argument for exclusion is without merit.

The Proposal is not Vague, False or Misleading

Another of Vail's arguments in opposition to the submission of Mr. Doppelt's Proposal to the shareholders is that it is vague and thus, by extension, false and misleading. To that end, Vail suggests a myriad of interpretations of the terms "priority," "debt" and "asset." However, it is submitted that the standard dictionary definition is sufficiently definitive and negates any purported claims of vagueness, etc.

The dictionary defines the term "priority" as highest or higher in importance, rank, privilege, etc.; something given special attention. The simple plain language definition is substantially definitive to address Vail's concerns about vagueness. It gives distributions a priority, to be determined by the board, over discretionary spending out of surplus. It vests substantial discretion in the board of directors of the company to manage the affairs of the company and in determining what matters get the "special attention" or what corporate matters are "higher in importance."

The dictionary defines "debt" as something that is owed or that one is bound to pay to or perform for another; a liability or obligation to pay or render something. The plain language accepted definition of the term includes within itself the term "liability." Thus, debt is a liability of the corporation reflected on its books or balance sheet as such. As a liability of the corporation, by law, it would have to be discharged or considered before a corporate surplus could be determined, out of which any distribution could be made. Thus, any debt repayment made out of surplus would be a discretionary debt repayment and not an obligatory one. In those instances, the Proposal, if accepted, would suggest that returning earnings to the equity holders would take a higher priority than discretionary debt repayment.

The dictionary defines "asset" as a single item of ownership having exchange value; the items detailed on a balance sheet, especially in relation to liabilities and capital. Vail's request goes through a litany of types of hard versus soft assets in an attempt to confuse the issue without regard to the standard accepted definition which is sufficiently descriptive. Nevertheless, incorporating or applying the standard plain language definition of the term, "asset" would refer to any acquisition that is reflected on the corporation's books or balance sheet as an "asset" and which would be paid for out of discretionary funds dedicated to corporate surplus. In those instances, the Proposal, if accepted, would suggest that returning earnings to the equity holders would take a higher priority than discretionary asset acquistion.

For the foregoing reasons, Mr. Doppelt submits that his proposal is not impermissibly vague as Vail argues, and requests that the Commission permit its submission to the shareholders.

The Proposal is Proper as it does not Relate to the Ordinary Business Operations of the Company

Vail also claims that the Proposal relates to the ordinary business of the company by restricting management's ability to engage in asset acquisitions or repayment of debt. However, Vail's argument ignores the simple fact that making distributions a priority does not mandate their declaration. Making them a priority still vests considerable discretion in the board. As set forth above, Section 154 of Title 8 of the Delaware Code, indicates that corporate surplus is the excess of the net assets of the corporation over the amount so determined to be capital. Again this provision of law vests significant discretion to the board to determine the amount that constitutes the capital of the corporation before any surplus is identified and any distributions made a priority therefrom. The definition and application of the term "priority" does not make it a mandate, nor does making distributions out of corporate surplus interfere with the board's operation of the company as the proposal would only affect discretionary spending. Thus, Vail's argument that the proposal interferes with the ordinary business of the company is simply without merit.

Conclusion

Based upon the foregoing, Mr. Doppelt submits that his proposal is not impermissibly vague, does not infringe upon ordinary business decisions of the company, would not require the company to violate provisions of Delaware Law or breach any currently standing agreement and is not misleading. Under the circumstances, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Vail Resorts, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Cc: Hogan Lovells



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(13)

July 29, 2011

By Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Vail Resorts, Inc. – Shareholder Proposal Submitted by Jeffrey Doppelt

Ladies and Gentlemen:

On behalf of Vail Resorts, Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2011 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Jeffrey Doppelt (the "Proponent").

We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company so excludes the Proposal from its 2011 proxy materials for the reasons discussed below.

A copy of the Proposal and supporting statement, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent.

The Company currently intends to file its 2011 preliminary proxy materials with the Commission on or about September 26, 2011 and to file definitive proxy materials on or about October 19, 2011.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: That the by-laws of Vail Resorts, Inc. is [sic] hereby amended to make distributions to shareholders a higher priority than debt repayment or asset acquisition, and to take all actions necessary to implement such vote."

BASES FOR EXCLUSION

I. Rules 14a-8(i)(1) and 14a-8(i)(2) – The Proposal Is Not A Proper Subject For Shareholder Action And, If Implemented, Would Cause the Company to Violate State Law

Rule 14a-8(i)(1) permits a company to exclude a proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Similarly, Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. The Company is incorporated under the laws of the State of Delaware. For the reasons discussed below, and as set forth in the opinion of Richards, Layton & Finger, P.A. (the "RLF Opinion") attached to this letter as Exhibit 2, we believe that the Proposal is not a proper subject for shareholder action and, if implemented, would cause the Company to violate Delaware law.

A. *Rule 14a-8(i)(1) – Not a Proper Subject for Shareholder Action*

The Proposal would mandate that the Company, in making any decision whether or to what extent to spend corporate funds to repay its outstanding indebtedness or to acquire assets, give priority to making distributions to shareholders. By requiring the Company to place the payment of distributions to shareholders ahead of both debt repayment and asset acquisitions, the proposed by-law would impermissibly interfere with the duty and authority of the Company's board of directors (the "Board") to manage the business and affairs of the corporation.

The Proposal is cast as a by-law amendment, and not as a precatory proposal. As a result, if the Proposal were approved by the Company's shareholders, the Company would have no discretion to choose whether or not to implement the Proposal. In addition, the by-law mandated by the Proposal does not direct the Company to give "due consideration" to making distributions to shareholders or otherwise permit the Company to make a business judgment in establishing priorities for the expenditure of corporate funds. Instead, the by-law would require, in all instances and under all circumstances, that the Company give priority to distributions to shareholders before repaying debt or acquiring assets. Compare *Exxon Mobil Corp.* (March 14, 2008) (proposal asking board to "give due consideration" to paying dividends rather than retaining funds for other purposes did not unlawfully impinge on board's discretion).

The Note to Rule 14a-8(i)(1) states that "...some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In *Release No. 34-12999* (November 22, 1976), the Commission explained that typical state statutes provide for management of the business and affairs of a corporation by the board of directors. As a result,

> "[u]nder such a statute, a board may be considered to have exclusive discretion in corporate matters, absent a specific

> provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that the business and affairs of a Delaware corporation are to be managed by the board of directors except as otherwise provided in the DGCL or in the company's certificate of incorporation. As the RLF Opinion explains, neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation (the "Charter") provides for any variation of Section 141(a)'s mandate with respect to the matters set forth in the Proposal. Accordingly, the Board is vested with the full and exclusive authority to manage the business and affairs of the Company.

As the RLF Opinion explains, a component of the authority of a Delaware corporation's board of directors is the discretion to determine the appropriate uses of corporate funds, including the use of funds to pay dividends, repay indebtedness or acquire assets. The Proposal would significantly limit the Board's discretion to determine the appropriate uses of corporate funds by prioritizing distributions to shareholders over two critical elements of the Company's operations: debt repayments and asset acquisitions. As the RLF Opinion explains, while a by-law that addresses a board's decision-making *process* is generally a proper subject for shareholder action, a by-law that purports to divest the board of substantive decision-making *power* is not. The Proposal seeks to do exactly that which Delaware law does not permit–divest the Board of decision-making power regarding the appropriate use of corporate funds by preventing the Board from exercising its own judgment regarding the relative importance and desirability of paying dividends, repaying debt or acquiring assets. Accordingly, as the RLF Opinion concludes, the Proposal is not a proper subject for shareholder action.

This conclusion is supported by the Commission's statement in *Release No. 34-12999* that "mandatory dividend proposals would continue to be excludable under subparagraph [(i)(1)] of [Rule 14a-8], to the extent that they would intrude on the board's exclusive discretionary authority under applicable state law to make decisions on dividends." By requiring the Company to give priority to dividend payments over debt repayment and asset acquisitions, the Proposal would effectively require the Company to set aside some amount of cash for dividend payments before the Company could repay its outstanding indebtedness or buy even a single "asset." Because the Company must, as both a practical and a contractual matter, repay its debts and acquire assets in order to conduct its business, the Proposal effectively mandates that the Company pay dividends.

Exclusion of the Proposal under Rule 14a-8(i)(1) is also consistent with prior staff no-action letters allowing exclusion of mandatory proposals relating to dividends on the ground that they are inconsistent with state law. See, e.g., *MGM Mirage* (February 6, 2008) (allowing exclusion of proposal mandating a study on dividends, followed by the commencement of dividend payments); *Cisco Systems* (July 29, 2005) (allowing exclusion of a proposal seeking a vote of shareholders to cause the company to pay dividends); *Drexler Technology Corporation* (August 23, 2001) (allowing exclusion of proposal mandating payment of dividends when conditions make it possible).

The Proposal represents an improper subject for shareholder action for the additional reason that, if approved by shareholders, the Proposal would be beyond the power of the Company to effectuate. The reasons for the Company's inability to effectuate the Proposal are described in Section II below.

For all of the foregoing reasons, we believe that the Proposal does not represent a proper subject for shareholder action and therefore may be excluded from the Company's 2011 proxy materials under Rule 14a-8(i)(1).

B. Rule 14a-8(i)(2) – Violation of Delaware State Law

In addition to not being a proper subject for shareholder action, the Proposal, if approved by shareholders, would cause the Company to violate Delaware law. As the RLF Opinion explains, the Proposal would do so in three ways: first, by preventing the Board from discharging its duty to manage the business and affairs of the Company, second, by improperly giving automatic priority to distributions to shareholders over repayment to creditors and third, by causing the Company to breach certain of its debt agreements.

DGCL Section 141(a). As discussed above, DGCL Section 141(a) and the Charter reserve to the Board the authority to manage the business and affairs of the Company. The RLF Opinion cites numerous decisions of the Delaware courts holding that the discretion to determine the appropriate uses of corporate funds is vested solely in the board of directors, by virtue of the board's power and authority to manage the business and affairs of the corporation. Based on these decisions, the RLF Opinion concludes that decisions concerning the appropriate use of corporate funds are a "quintessential" element of the board's duty to manage the business and affairs of the corporation. Accordingly, a shareholder-adopted by-law limiting the Board's discretion would run afoul of Section 141(a) and cause the Company to violate the DGCL.

DGCL Sections 160, 170 and 281. The RLF Opinion also concludes that the Proposal would cause a direct conflict with provisions of the DGCL that govern the priority of distributions to shareholders relative to debt repayments. These provisions, together with established Delaware case law, evidence the well-settled principle that payments to equity holders are subordinate to the corporation's obligation to repay its debt. The Proposal would upend that principle by requiring the Board to place distributions to equity holders above repayment of debt.

The RLF Opinion cites three provisions of the DGCL that incorporate the established principle that debt has priority over equity. Section 160 addresses a corporation's repurchase or redemption of its stock, and Section 170 addresses a corporation's payment of dividends. Together, these two sections provide that, except in limited circumstances, a corporation may repurchase or redeem its stock or pay a dividend only if funds for doing so are available from the corporation's "surplus", or the excess of net assets (total assets less total liabilities) over the par value of the corporation's issued stock. The Proposal, by requiring that distributions to shareholders be given higher priority than repayment of debt, could require the Company to pay a dividend or repurchase stock as a condition to the Company's ability to repay its debts as they mature. If the Company were not to have adequate surplus to pay the required dividend, the Company could be forced to violate Sections 160 and 170 (or fail to pay its debts).

The RLF Opinion also concludes that the Proposal would conflict with Section 281 of the DGCL. Section 281 provides that, when a corporation is in dissolution, the corporation must first satisfy all of its "claims and obligations" before distributing assets to shareholders. The Proposal directly conflicts with Section 281 by requiring, without exception, that the Board prioritize distributions to shareholders above repayment of debt. If the Company were to give priority to shareholder distributions while in dissolution, rather than set aside sufficient funds to pay its creditors, the Company would be in clear violation of Section 281.

The staff has routinely permitted exclusion of proposals that would cause a company to violate state law. For example, in *Gillette* (March 10, 2003), the staff allowed exclusion of a proposal seeking a board policy to establish procedures for adopting shareholder proposals that receive majority support. In that case the company argued that the proposal would force the board to implement shareholder proposals without considering them, which could, among other things, require the board to declare dividends when requested by a shareholder proposal that is approved by shareholders. To do so would remove from the board the judgment required to satisfy its duties under Delaware law. Similarly, in *Monsanto* (November 21, 2008), the staff permitted exclusion of a proposal seeking a by-law provision that would require that all directors take an oath of allegiance to the Constitution of the United States. In that case, the company argued that requiring the directors to prioritize their oath over their duties under Delaware law would violate Delaware law. The Proposal likewise would place the Board in the position of having to violate its duties under the DGCL by prioritizing dividends or other distributions to shareholders over other, potentially more appropriate, uses of corporate funds.

Breach of Contractual Obligations in Violation of Delaware law. In *Staff Legal Bulletin No. 14B (September 15, 2004)* ("SLB No. 14B"), the staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." The Proposal would cause the Company to violate a number of debt agreements to which it is a party. Under these agreements, as described more fully below, the Company has agreed to pay when due principal and interest on borrowed amounts. The plain language of the Proposal would require that distributions to shareholders be given priority over repayment of debt. Accordingly, the Proposal could require the Company to divert to shareholders funds that otherwise would be necessary to repay the Company's debt obligations under these agreements, which could result in the Company's default under the agreements.

The Company is a party to an Indenture, dated April 25, 2011 (the "Indenture"), relating to the Company's 6.50% Senior Subordinated Notes due 2019. Section 4.01 of the Indenture provides that "[t]he Company shall pay or cause to be paid the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in the Notes and in this Indenture." In addition, Section 6.01 of the Indenture provides that "an Event of Default includes a "default in payment when due ... of the principal of or premium, if any, on the Notes."

The Company is also a guarantor of one of its subsidiaries' obligations under a Fifth Amended and Restated Credit Agreement, dated January 25, 2011 (the "Credit Agreement"). Section 3.2(b) of the Credit Agreement provides that "[t]he Principal Debt is due and payable on the Termination Date." In addition, Section 3.2(c) of the Credit Agreement provides that the "Borrower shall repay the outstanding principal amount of each Swing Line Loan on the earlier to occur of (i) the date that is ten (10) Business Days after such Loan is made, and (ii) the Termination Date." Finally, Section 12.1 of the Credit Agreement provides that an event of default under the Credit Agreement includes "...failure or refusal of any Company to pay...any principal payment contemplated by Sections 3.2(b) and 3.2(c) of this Agreement after such payment becomes due and payable hereunder..."

As the RLF Opinion states, a breach of the Indenture and Credit Agreement would violate established Delaware law and could subject the Company to a monetary judgment for breach of contract. The RLF Opinion also cites Delaware case law holding that "bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights." Accordingly, because the Proposal could cause the Company to breach the Indenture and Credit Agreement, resulting in events of default under both, the Proposal could cause the Company to violate Delaware law.

In addition, the RLF Opinion references well-established Delaware law that prohibits a party to a contract from unilaterally modifying the terms of the contract. Accordingly, the Company is unable to modify the terms of the Indenture and the Credit Agreement unilaterally to subordinate repayment to distributions to shareholders, and therefore implementation of the Proposal could cause the Company to breach those agreements and thereby violate Delaware law.

The staff has consistently permitted exclusion under Rule 14a-8(i)(2) (and Rule 14a-8(i)(6), discussed in Section II below) of proposals that would cause the company to breach existing agreements in violation of state law. In *Citigroup* (February 18, 2009) and *NVR* (February 17, 2009), for example, the staff agreed that proposals seeking to require officers to retain a certain portion of their equity compensation until after termination of employment were excludable because, if implemented, they would have caused the company to breach existing compensation agreements with its officers. Likewise, the Proposal could require the Company to breach the Indenture and Credit Agreement by constraining the Company's ability to satisfy its obligations under those agreements

For the foregoing reasons, we believe the Proposal, if implemented, would cause the Company to violate Delaware state law and may be excluded from the Company's 2011 proxy materials under Rule 14a-8(i)(2).

II. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. In *SLB No. 14B*, the staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." This exclusion is appropriate in the case of the Proposal because, as described above, the Proposal would, if implemented, cause the Company to violate Delaware law. Moreover, as described above, the Proposal could cause the Company to breach its obligations under the Indenture and the Credit Agreement, in clear violation of the terms of those agreements, as well as in violation of established Delaware law.

The staff has on numerous occasions permitted exclusion under Rule 14a-8(i)(6) of proposals that would cause the company to violate the law of the jurisdiction of its incorporation. *See Schering-Plough* (March 27, 2008) (permitting exclusion of proposal that would violate New Jersey law); *AT&T* (February 19, 2008) (permitting exclusion of a proposal that would violate Delaware law) and *Noble Corp.* (January 19, 2007) (permitting exclusion of a proposal that would violate Cayman Islands law).

In addition, the staff has agreed with companies that proposals that would cause a breach of existing agreements are beyond the power of the company to implement, and thus excludable under Rule 14a-8(i)(6). *See Citigroup* (February 18, 2009); *NVR* (February 17, 2009), both discussed in Section I.B. above. For the foregoing reasons, we believe that the Proposal may be excluded from the Company's 2011 proxy materials under Rule 14a-8(i)(6).

III. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite and, Consequently, False and Misleading

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See SLB No. 14B*. The staff previously has agreed that a proposal is excludable under Rule 14a-8(i)(3) where "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by [shareholders voting] on the proposal." *Fuqua Industries* (March 12, 1991).

The language of the Proposal is vague and indefinite in several respects. First, the Proposal would require that distributions to shareholders take "higher priority" over other, specified uses of corporate funds. What the Proposal means by "higher priority" is subject to different interpretations, and the Proposal offers no clue as to which interpretation is intended. The Proposal could be interpreted to mean that the Company may not expend corporate funds on debt repayments or asset acquisitions unless, at the same time, the Company also declares a dividend to shareholders. If that is what the Proposal means, it is unclear whether the dividend would have to be greater than or equal to the amount expended for debt repayment or asset acquisitions, or if payment of a dividend in any amount, including a lesser amount, would satisfy the requirement to give "higher priority" to dividends.

Another, alternative interpretation of the "higher priority" requirement is that the Company would be required only to adopt a policy providing for dividend payments on a regular basis as a condition to spending any corporate funds on debt repayments or asset acquisitions. By adopting such a policy, the Company would institutionalize the payment of dividends and therefore, arguably, give dividends a "higher priority" than debt repayments or asset acquisitions that occur on an ad hoc basis.

Yet another possible interpretation is that "higher priority" is a temporal concept, meaning only that the Board must *consider* distributing funds as a dividend before considering whether to expend those funds instead to repay debt or acquire assets. Under this interpretation, the Proposal would allow the Board to decide not to pay a dividend and instead spend available funds on debt repayment or asset acquisitions.

The Proposal also suffers from indefiniteness in requiring that distributions take priority over "debt repayment." Neither the Proposal nor the supporting statement offers a definition of the term "debt." Different forms of obligations could be classified as debt under different circumstances. The Company would have no way of knowing whether it should include as debt, for example, capitalized leases, deferred income taxes, or other items that appear as liabilities on the Company's balance sheet, as debt. It also is unclear whether "debt repayment" includes repayment of existing debt in accordance with its terms, or instead refers only to voluntary pre-payments of debt, where the Board has discretion whether to use funds to make the pre-payment or instead could use the funds to pay a dividend.

The Proposal is equally indefinite in its reference to "asset acquisitions." The term "asset acquisitions" could be viewed to mean simply acquisitions of hard assets, such as land or equipment, or it could include soft assets, such as goodwill. More broadly, the term could refer to any purchase of any goods or services that results in the accrual of an asset on the Company's balance sheet. More narrowly, the term could be interpreted to refer only to acquisitions of companies that are structured as asset acquisitions, and to exclude acquisitions of companies structured as stock purchases.

Neither the Company nor its shareholders would have any way of knowing what restrictions the Proposal is intended to impose on the Company's use of funds to repay debt or acquire assets. Moreover, the Board would have no way of knowing what actions to take, if any, regarding dividends before approving any debt repayments or asset acquisitions. The vague and indefinite terms used in the Proposal would require the Company to make a number of assumptions about its implementation, which could vary drastically from assumptions the Company's shareholders would need to make if they were required to vote on the Proposal. These varying and potentially inconsistent interpretations are precisely what the staff had in mind when it released *SLB No. 14B*. While *SLB No. 14B* in some ways limited the types of arguments the staff would accept for exclusion of a proposal in reliance on Rule 14a-8(i)(3), the staff made clear in *SLB No. 14B* that the exclusion remains appropriate for inherently vague or indefinite proposals, the meaning of which cannot be determined with reasonable certainly.

The staff has routinely permitted exclusion of proposals employing vague and indefinite terms. *See, e.g., Pfizer* (February 18, 2003) (proposal requesting that stock options be granted to the board and management at no less than the "highest stock price" and contain a "buyback provision" failed to define those terms and otherwise provided no guidance on the structure of the buyback provision); *General Electric Co.* (February 5, 2003) (proposal urging the Board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define terms such as "compensation" and "average wage" and provided no guidance as to how to calculate different types of compensation for purposes of complying with the prescribed ratio); *General Electric Co.* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

For the foregoing reasons, we believe the Proposal is inherently vague and indefinite and, as a result, false and misleading in violation of Rule 14a-9 and may be excluded from the Company's 2011 proxy materials under Rule 14a-8(i)(3).

IV. Rule 14a-8(i)(13) – The Proposal Relates to a Specific Amount of Dividends

Rule 14a-8(i)(13) permits exclusion of a proposal that relates to a specific amount of dividends. While the Proposal uses the word "distribution" instead of "dividend", the terms are interchangeable, and it is clear from the Proposal's supporting statement that the Proposal is focused on the Company's payment of cash dividends.

To be excludable under Rule 14a-8(i)(13), a proposal must relate to a "specific amount" of dividends. *See, e.g., Centex* (April 9, 2009) (permitting exclusion of a proposal that requested freezing executive compensation until the company restored its annual dividend to $0.16 per share). To be excludable, however, a proposal need not set forth a specific dollar amount to be paid as a dividend. Instead, the staff has considered a proposal to relate to a specific amount of dividends where the proposal seeks to establish a formula for determining dividends. *See Cytyc* (February 23, 2004) (permitting exclusion of a proposal seeking a dividend of not less than 30% of the company's real net income before any awards are made to senior management).

By requiring the Company to give priority to dividends over debt repayments and asset acquisitions, the Proposal may require the Company to pay dividends in amounts that are at least equal to any amounts the Company spends to repay debt or to acquire assets. Thus, while the Proposal does not specify a dollar amount of dividends the Company would be required to pay, it essentially provides a formula for determining that amount. The Proposal is similar to the proposal in *International Business Machines* (January 4, 2011), which called for a special dividend, payable each quarter, equal in value to the expenditure for share repurchases in that quarter. The staff deemed that proposal to relate to a specific amount of dividends, because the amount could be determined each quarter by calculating the amount the company spent on share repurchases. For the same reason, the Proposal should be deemed excludable under Rule 14a-8(i)(13) as relating to a specific amount of cash dividends. *See also General Electric Co.* (December 21, 2010) (permitting exclusion of proposal seeking, among other things, increases in company's dividend commensurate with increases in earnings); *DPL Inc.* (January 11, 2002) (permitting exclusion of proposal requesting that the company increase dividends to match increases in bonuses and long-term compensation); *Exxon Mobil Corp.* (March 17, 2009) (permitting exclusion of proposal requesting that the dividend be increased to 50% of net income)); *Pacificorp* (March 8, 1999) (permitting exclusion of proposal seeking decreases in board and management compensation by the same percentage as any cut in the dividend rate, and an increase in dividends by the same percentage as increases in compensation for the board and management).

For the foregoing reasons, we believe the Proposal relates to a specific amount of dividends and may be excluded from the Company's 2011 proxy materials under Rule 14a-8(i)(13).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its 2011 proxy materials under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(13). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. Because the Company will be filing a preliminary proxy statement, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by email at alan.dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Enclosures

cc: Fiona Arnold, Vail Resorts
C. Scott Salmon, Vail Resorts
Adam Averbach, Vail Resorts
Jeffrey Doppelt
Andrew Cupit, Law Offices of Andrew Cupit

Exhibit 1

Copy of the Proposal and Related Correspondence

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 17, 2011

VIA FEDERAL EXPRESS
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2011 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Vail Resorts, Inc. at the next annual meeting.

Pursuant to Section 8(c) of the Bylaws of Vail Resorts, Inc., as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum the record owner of 500 shares of common stock of Vail Resorts, Inc., for over one (1) year prior to the next annual meeting of shareholders of the corporation (*see* attached copy of proxy card), with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Vail Resorts, Inc., at the 2011 Annual Meeting of Stockholders:

"**RESOLVED**: That the by-laws of Vail Resorts, Inc. is hereby amended to make distributions to shareholders a higher priority than debt repayment or asset acquisition, and to take all actions necessary to implement such vote.

Supporting Statement

As shareholders, we have no input as to how earnings are used. The board has engaged in a number of risky acquisitions that have either decreased or restricted the growth of our shares without any input from the shareholders of the company's stock.

Unitholders of Cedar Fair, LP, one of the largest regional amusement-resort operators in the world, voted resoundingly (over 75%) in January 2011 to prioritize distributions ahead of debt repayment. Units of Cedar Fair increased in value a startling 60% from $14.15, in November 2010 at the time the proposal was made public, to $22.69 on May 11, 2011. Management of Cedar Fair attempted to dissuade support for the proposal by claiming the proposal would not be in the best interests of unitholders in pursuit of its strategy to maximize long-term value and would focus solely on short-term returns. Nevertheless, Cedar Fair has retained nearly all of the value it has made since November 2010 and expects to pay $1.00 of distributions per unit in 2011 with a goal of more than $2.00 of distributions per unit by 2013.

By way of comparison, during the same time, Vail's stock increased only 17.5% from $42.34 to $49.75. Vail's acquisition of such properties as Colorado Mountain Express for $40,500,000 in June 2008, the remaining 30% interest in SSI Venture LLC known as Specialty Sports Venture (SSV) for $31,000,000 in April 2010, Mountain News Corporation for $16,500,000 in May 2010 and Accommodation Station (a property management company) without disclosing any information regarding the terms or even the price of same in October 2010, demonstrates a reckless desire for growth without appropriate fiscal restraint in a down economy without any real return to the shareholders.

It should be noted that prior to the aforementioned Cedar Fair vote that the company had a distribution to unitholders equal to 17% of cash flow from operating activities. This amount increased post vote to $1.00 per unit or 48% of cash flow. By way of comparison, Vail seeks to issue a distribution of only 12% of its cash flow from operating activities.

Supporting this resolution would send a clear message to management to place shareholders ahead of risky acquisitions. Such an amendment would give a voice to the shareholders in how the company is run.

I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Vail Resorts, Inc. at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT

Andrew T. Cupit

Exhibit 2

Opinion of Richards, Layton & Finger, P.A.



July 29, 2011

Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Re: Stockholder Proposal Submitted by Jeffrey L. Doppelt

Ladies and Gentlemen:

We have acted as special Delaware counsel to Vail Resorts, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Jeffrey L. Doppelt (the "Proponent") that the Proponent intends to present at the Company's 2011 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on January 6, 2005 (the "Certificate of Incorporation");

(ii) the Amended and Restated By-laws of the Company, as amended June 7, 2011 (the "Bylaws");

(iii) the Indenture, dated April 25, 2011, relating to the Company's 6.50% Senior Subordinated Notes due 2019 (the "Indenture");

(iv) the Fifth Amended and Restated Credit Agreement, dated January 25, 2011, among The Vail Corporation, Bank of America, N.A., U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, JPMorgan Chase Bank, N.A., Deutsche Bank Securities Inc., the Lenders Party thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and U.S. Bank National Association, as Joint Lead Arrangers and Joint Book Managers (the "Credit Agreement");

(v) the Amended and Restated Confirmation of Guaranty, dated January 25, 2011, by the Company for the benefit of Bank of America, N.A., as Administrative Agent for itself and other Lenders party to the Credit Agreement, the Confirmation of Guaranty, dated

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

January 28, 2005, by the Company for the benefit of Bank of America, N.A., as Administrative Agent for itself and other Lenders party to the Credit Agreement and the Amended and Restated Guaranty, dated as of June 10, 2003, by the Company for the benefit of Bank of America, N.A., as Administrative Agent for itself and other Lenders party to the Credit Agreement (collectively, the "Guaranty"); and

(vi) the Proposal and the supporting statement thereto.

The documents listed in (iii) through (v) above are collectively referred to herein as the "Debt Documents."

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: That the by-laws of Vail Resorts, Inc. is [sic] hereby amended to make distributions to shareholders a higher priority than debt repayment or asset acquisition, and to take all actions necessary to implement such vote.

Discussion

You have asked our opinion as to (i) whether the Proposal is a proper subject for action by stockholders under Delaware law, and (ii) whether the Proposal, if adopted and implemented, would violate Delaware law. For the reasons set forth below, in our opinion, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law because it would impermissibly infringe on the duty and managerial authority of the Board of Directors of the Company (the "Board") to determine the appropriate and best use of corporate funds. In addition, for the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would impose limitations on the Board's authority in violation of Section 141 of the General Corporation Law of the State of Delaware (the "General Corporation Law"), would violate Sections 160, 170 and 281 of the General Corporation Law by impermissibly elevating the Company's distribution of funds to equity owners to a higher priority than repayment of the Company's debt, and, to the extent that the Proposal could require the Company to breach the Debt Documents, would violate Delaware law.

I. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a) of the General Corporation Law, it can only be as "otherwise provided in [the General Corporation Law] or in its certificate of incorporation." See id.; see also Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters.[1] To the contrary, consistent with Section 141(a) of the General Corporation Law, Article 9 of the Certificate of Incorporation specifies that "[t]he business and affairs of the Corporation shall be managed under the direction of the Board..." Thus, under the General Corporation Law and the Certificate of Incorporation, the Board has the full and exclusive power and authority to manage the business and affairs of the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also CA, Inc. v. AFSCME Employees

[1] The Proposal, if included in the Certificate of Incorporation, would also, in our view, be invalid because it violates several provisions of the General Corporation Law, including by impermissibly elevating the Company's distribution of funds to equity owners to a higher priority than repayment of the Company's debt in contravention of Sections 160, 170 and 281 of the General Corporation Law (as discussed in more detail in Section II below).

Pension Plan, 953 A.2d 227, 232 (Del. 2008) ("[I]t is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation."); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves.

Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Id. at 899-900 (citations omitted).

A facet of the management of the business and affairs of a Delaware corporation is the concept that the board of directors directs the decision-making process regarding (among other things) the use and expenditure of corporate funds, including, without limitation, borrowing and repaying money, making distributions to the corporation's stockholders (whether through payment of dividends or repurchase of stock) and acquiring assets. See 8 Del. C. § 170 (the "directors of every corporation ... may declare and pay dividends upon the shares of its capital stock..."); id. § 160 (empowering Delaware corporations to "purchase, redeem, receive

... or otherwise deal in and with its own shares"); id. § 122(4) (empowering Delaware corporations to "purchase ... or otherwise acquire ... real or personal property, or any interest therein..."); id. § 122(13) (empowering corporations to, among other things, "incur liabilities, borrow money at such rates of interest as the corporation may determine, issue its notes, bonds and other obligations, and secure any of its obligations by mortgage, pledge or other encumbrance. . ."); id. § 122(14) (empowering Delaware corporations to lend money and invest and reinvest its funds); see also In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 138 (Del. Ch. 2009) ("The directors of a Delaware corporation have the authority and broad discretion to make executive compensation decisions."); Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974) (stating that "[t]he authority to compensate corporate officers is normally vested in the board of directors" pursuant to Section 122(5)); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds).

In the context of actions directly implicated by the Proposal, Delaware courts have discussed the responsibility of the Board (not stockholders) for such actions. For example, in considering whether to restrain a corporation from expending funds in connection with investment opportunity, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987). Likewise, where the stockholders of a corporation sought to enjoin the payment of a significant cash dividend, the Court denied such motion, stating: "It is elementary that the declaration of dividends out of available corporate funds is a matter left to the discretion of the board of directors..." Mendel v. Carroll, 651 A.2d 297, 307 (Del Ch. 1994).

Accordingly, absent any provision in the Certificate of Incorporation to the contrary, the Board has the sole discretion to determine the appropriate uses for corporate funds in the exercise of its power and authority to manage the business and affairs of the Company. Therefore, it is not permissible under Delaware law for the stockholders to restrict the Board's discretion in exercising its managerial authority to determine the appropriate use for corporate funds, including determining whether and when to make distributions to stockholders, repay debt or pursue acquisition transactions.

The fact that the Proposal contemplates an amendment to the Bylaws (as opposed to a mandate to the Board by stockholder resolution) does not change the analysis. First, as noted above, pursuant to Section 141(a) of the General Corporation Law, only a provision in the Certificate of Incorporation may alter the statutory delegation to the Board to manage the business and affairs of the Company. In addition, although stockholders of a Delaware corporation have the power to amend the corporation's bylaws, this power is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added).

In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 232 (Del. 2008), the Delaware Supreme Court directly addressed the question of when a bylaw provision constitutes a proper subject for stockholder action. In delineating "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," the Court indicated that, while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board of its substantive decision-making power and authority are not. Specifically, the Court stated, "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." Id. at 234-5. Yet, that is exactly what the Proposal attempts to do. By requiring distributions to stockholders to be a higher priority than debt repayment or asset acquisitions -- regardless of the Board's judgment as to whether paying dividends or repurchasing stock is in the best interests of the Company and its stockholders or whether available corporate funds might be better used to reduce debt or effect asset acquisitions -- the Proposal would impermissibly intrude upon the Board's discretion with respect to the use of corporate funds. The Proposal does not purport to address the process by which decisions of the Board may be made; rather, it is directed at the substance of the Board's decision-making authority -- namely with respect to decisions regarding whether and when to use funds to make distributions to stockholders, repay debt or to effect asset acquisitions.

Consistent with the foregoing, Lawrence A. Hamermesh, who served as Attorney-Fellow with the Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission from approximately January 2010 through June 2011, has endorsed the view that stockholder proposals to amend bylaws which purport to limit the power of a board of directors in matters of relating to use and expenditure of corporate funds are impermissible intrusions upon the province of the board. See Lawrence A. Hamermesh, The Shareholder Rights By-law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997) ("[A] by-law that purported to preclude the board of directors from adopting certain forms of executive compensation, or mandating approval of a stock repurchase program, would constitute an impermissible intrusion into the directors' statutory management authority. Even more obviously, a by-law requiring stockholder approval for corporate expenditures of over $10,000 would contravene the fundamental corporate governance structure mandated under Section 141(a).").[2]

Accordingly, Delaware law does not permit stockholders, by virtue of a stockholder-adopted bylaw provision, to take action on matters at to which the directors are required to exercise judgment in a manner that may in fact be contrary to the directors' own judgment. Therefore, because the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" in determining whether to pay dividends or use corporate funds to reduce debt or make acquisitions, Abercrombie, 123 A.2d at 899, in our view, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

II. If Adopted and Implemented, the Proposal Would Violate Delaware Law.

In addition to not being a proper subject for stockholder action, the Proposal, if adopted and implemented, would impose a limitation on the Board's authority in violation of Sections 141 of the General Corporation Law, would directly violate Sections 160, 170 and 281 of the General Corporation Law as well as Delaware case law with respect to the priority of debt relative to equity, and could result in the Company's breach of the Debt Documents in violation of Delaware law.

As discussed above, under the General Corporation Law, the Board holds the full and exclusive authority to manage the business and affairs of the Company. Because the Proposal impermissibly infringes upon the Board's authority to manage the business and affairs of the Company by, among other things, restricting the Board's ability to determine how best to utilize corporate funds in fundamental corporate matters such as distributions to stockholders, debt repayment and asset acquisitions, the Proposal would violate Section 141(a) of the General Corporation Law. Recent Delaware Supreme Court precedent confirms this result. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 229-230 (Del. 2008), the Delaware Supreme Court addressed a proposed bylaw amendment which would require the reimbursement

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[2] See also R. Franklin Balotti and Daniel A. Dreisbach, The Permissible Scope of Shareholder Bylaw Amendments in Delaware, 1 Corporate Governance Advisor 22 (Oct./Nov. 1992) ("Any proposal which mandates a certain action by the board or infringes upon the discretion of the board will likely be held unreasonable..."). We note that Messrs. Balotti and Dreisbach are directors of Richards, Layton & Finger, P.A.

of reasonable expenses incurred by stockholders in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors. The Delaware Supreme Court concluded that the proposed bylaw would violate Section 141(a) of the General Corporation Law because it contained "no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. at 240.

Likewise, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal would contravene Section 141(a) and, therefore, not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a stockholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of newly elected directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each newly elected director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

Consistent with CA, Quickturn and the long line of Delaware cases referenced in this opinion, the Proposal violates Delaware law in that it would purport to mandate that the Board prioritize distributions to stockholders over repaying debt or making acquisitions, without regard to the Board's view as to the advisability of making distributions to the Company's stockholders before repaying the Company's debt or making a particular acquisition and without regard to whether the Board determined that making an acquisition or repaying the Company's debt prior to making distributions to stockholders is in the best interests of the Company and its stockholders. Such decisions are quintessential examples of decisions to be made by the Board pursuant to its duty to manage the business and affairs of the Company pursuant to Section 141(a) of the General Corporation Law, which duty may not be changed by a stockholder-adopted bylaw.

In addition, the Proposal, if adopted and implemented, would directly contravene Sections 160, 170 and 281 of the General Corporation Law and Delaware case law with respect to the priority of debt obligations relative to equity obligations. It is hornbook law that a Delaware corporation may not make distributions to equity holders (whether through payment of dividends or repurchase/redemption of stock) where doing so would render the corporation insolvent or unable to pay its creditors -- i.e., that debt obligations have a higher priority than equity obligations. See e.g., 11 Fletcher's Cyclopedia of the Law of Private Corporations §§ 5310 and 5324 (perm. ed.) ("As a rule, the shareholder's right to compel a redemption is subordinate to the rights of creditors.") and ("The creditors of an insolvent corporation have priority over shareholders in the distribution of its assets, including undistributed profits which otherwise might be paid to shareholders as a dividend"); SV Inv. Partners, LLC v. Thoughtworks, Inc., 7 A.3d 973, 976 (Del. Ch. 2010) ("An unbroken line of decisional authority dating back to the late-nineteenth century prohibits a corporation from redeeming shares when the payment would render the corporation insolvent"). The Delaware Court of Chancery in SV Investment Partners, LLC v. Thoughtworks, Inc., stated clearly this principle:

> As against creditors of the corporation, preferred shareholders have no greater rights than common shareholders. They have no preference over them, either in respect to dividends or capital, and have no lien upon the property of the corporation to their prejudice, except where the statute provides otherwise. On the contrary, their rights, both with respect to dividends and capital are subordinate to the rights of such creditors, and consequently they are not entitled to any part of the corporate assets until the corporate debts are fully paid. Nor can the corporation give them any preference, either in respect to the payment of principal or dividends, which will be superior to the rights of creditors, unless by virtue of express statutory authority.

Id. at 986 (emphasis added).

Three provisions of the General Corporation Law specifically incorporate the well-settled principle that equity is subordinate to debt in terms of priority of payment. The Proposal directly violates these provisions. Section 281 of the General Corporation Law addresses priority of payments to holders of debt and equity in the context of a dissolution of a corporation; it makes clear that a corporation shall first "pay or make reasonable provision to pay all claims and obligations" of the corporation and, only once such claims have been paid in full, "[a]ny remaining assets shall be distributed to the stockholders of the dissolved corporation." 8 Del. C. § 281(b). Likewise, Sections 160 and 170 of the General Corporation Law address distributions to stockholders through repurchases and redemptions of stock and payment of dividends, respectively. Pursuant to each such statute, distributions to stockholders (whether by redemption, stock repurchase or dividend) may only be made (subject to limited exceptions)[3] out of a corporation's surplus. See 8 Del. C. § 170 (the directors of every corporation "may declare and pay dividends upon the shares of its capital stock ... out of its surplus, as defined in and computed in accordance with §§ 154 and 244 of this title"); Thoughtworks, 7 A.3d at 982 ("A repurchase impairs capital if the funds used in the repurchase exceed the amount of the corporation's 'surplus,' defined by 8 Del. C. § 154"). Section 154 of the General Corporation Law defines "surplus" to be the excess of net assets over par value of the corporation's issued stock where net assets means the amount by which total assets exceed total liabilities. 8 Del. C. § 154. Accordingly, a Delaware corporation generally may not repurchase or redeem stock or pay dividends where doing so would result in the corporation having negative net assets. As the Delaware courts have recognized, these limitations on a corporation's power to effect stock redemptions or repurchases, or to declare and pay dividends, are designed for the protection of the corporation's creditors. In Klang v. Smith's Food & Drug Centers, Inc., 702 A.2d 150, 154 (Del. 1997), the Delaware Supreme Court, in considering issues relating to the determination of funds lawfully available for the repurchase of stock, stated:

> It is helpful to recall the purpose behind Section 160. The General Assembly enacted the statute to prevent boards from draining corporations of assets to the detriment of creditors and the long-term health of the corporation. That a corporation has not yet realized or reflected on its balance sheet the appreciation of assets is irrelevant to this concern. Regardless of what a balance sheet that has not been updated may show, an actual, though unrealized, appreciation reflects real economic value that the corporation may borrow against or that creditors may claim or levy upon.

See also Klang v. Smith's Food & Drug Centers, Inc., 1997 WL 257463, at *4 (Del. Ch. May 13, 1997) ("The purpose of valuation under both sections 170 and 160 is similar. In each case, a valuation of assets and liabilities is required in order to determine whether payment of corporate

[3] Section 170 of the General Corporation Law permits dividends to be paid either out of surplus or, in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Section 160 of the General Corporation Law permits a corporation to use a corporation's capital attributable to shares of stock to repurchase such stock if the shares so repurchased will be retired upon their acquisition and the capital will be reduced in accordance with the General Corporation Law.

funds to shareholders has the effect of harming the interests of, or violating the rights of, creditors with a claim on corporate assets, including those creditors in the form of preferred shareholders.")

By purporting to "make distributions to shareholders a higher priority than debt repayment," the Proposal would make distributions to equity holders a priority over the Company's repayment of its debt. Because the Proposal renders distributions to equity holders a "higher priority" than debt repayment, it would violate Sections 160 and 170 of the General Corporation Law by requiring the Company to pay dividends or otherwise make distributions to the Company's stockholders through repurchase or redemption of stock (and to restrict repayment of debt), even where the Board is prohibited from doing so because such dividend, repurchase or other distribution would "drain[] the corporation[ ] of assets to the detriment of creditors" in violation of those sections and Delaware law. Likewise, because the Proposal renders distributions to equity holders "a higher priority" than debt repayment, it would require the Company to pay its equity holders in dissolution prior to paying off its debts, in clear violation of Section 281 of the General Corporation Law. Accordingly, because the priority of payment scheme set forth in the Proposal is fundamentally inconsistent with Sections 160, 170 and 281 of the General Corporation Law, the Proposal, if adopted and implemented, would violate the General Corporation Law.

In addition to the foregoing, the Proposal, if adopted, could result in the Company breaching existing contractual obligations under the Debt Documents. The Company is the issuer of the notes under the Indenture and a guarantor of the obligations of The Vail Corporation, its wholly-owned subsidiary, pursuant to the Guaranty with respect to the Credit Agreement. Under the Debt Documents the Company has agreed to pay when due principal and interest on borrowed amounts. <u>See</u> §4.01 of the Indenture (e.g., "The Company shall pay or cause to be paid the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in the Notes and in this Indenture.") and §3.2(a) - (d) of the Credit Agreement (e.g., "The Principal Debt is due and payable on the Termination Date."). Failure to pay such principal and interest when due constitutes an Event of Default under each of the Debt Documents. <u>See</u> §6.01 of the Indenture (e.g., an Event of Default includes a "default in payment when due ... of the principal of or premium, if any, on the Notes") and §12.1 of the Credit Agreement (e.g., a Default includes the "failure or refusal of any Company [which includes both the Company and The Vail Corporation] to pay ... any principal payment contemplated by Sections 3.2(b) and 3.2(c) of this Agreement after such payment becomes due and payable hereunder"). Because the Proposal would require that distributions to stockholders be given priority over repayment of debt and includes no language exempting amounts payable by the Company under existing contractual obligations, the Proposal could require the Company to divert to stockholders funds that otherwise would be necessary to repay the obligations under the Debt Documents, which could result in the Company's default under the Debt Documents in violation of Delaware law.

Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960). The Company's potential breach of the Debt Documents resulting from the implementation of the Proposal would therefore violate Delaware law and could result in a judgment against the Company for monetary damages. See 1 Edward P. Welch, et al., Folk on the Delaware General Corporation Law § 109.5.3 at GCL-I-89 (2009-2 Supp.) (citing Salaman v. Nat'l Media Corp., 1992 WL 808095, at *6 (Del. Super. Ct. Oct. 8, 1992)) ("Generally, bylaws have the force of a contract between the corporation and the directors and bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights.").

The Company does not have the power under Delaware law to modify the repayment terms of the Debt Documents unilaterally. See, e.g., First State Staffing Plus, Inc. v. Montgomery Mut. Ins. Co., 2005 WL 2173993, at *8 (Del. Ch. Sept. 6, 2005) ("[A]ny amendment to a contract, whether written or oral, relies on the presence of mutual assent and consideration."); Sersun v. Morello, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration."); DeCecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) (same). Accordingly, implementation of the Proposal could cause the Company to violate Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (i) the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law, and (ii) the Proposal, if adopted and implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton, Finger, P.A.